Filed by: Bancshares of Florida, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Horizon Financial Corp.

SEC File No. 000-50091

Date: December 19, 2003

This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to: (1) statements about the benefits of the combination of Bancshares of Florida, Inc. and Horizon Financial Corp., including future financial and operating results, cost savings, and enhanced revenues; (2) statements with respect to Bancshares and Horizon’s, plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “targets”, and “projects”, as well as similar expressions. These statements are based upon the current beliefs and expectations of Bancshares’ management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) expected revenue synergies and cost savings from the combination may not be fully realized or realized within the expected time frame; (2) revenues following the combination may be lower than expected; (3) the ability to obtain governmental approvals of the combination on the proposed terms and schedule; (4) the failure of Bancshares’ or Horizon’s shareholders to approve the combination; (5) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (6) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in the credit quality or a reduced demand for credit, including the resultant effect on the combined company’s loan portfolio and allowance for loan losses; (7) changes in the U.S. legal and regulatory framework; and (8) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company. Additional factors that could cause Bancshares’ and Horizon’s results to differ materially from those described in the forward-looking statements can be found in Bancshares’ reports (such as Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC’s Internet site, http://www.sec.gov. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Bancshares and Horizon or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Bancshares and Horizon do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The proposed transaction will be submitted to Bancshares’ and Horizon’s shareholders for their consideration, and Bancshares and Horizon will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Bancshares and

Horizon, at the SEC’s Internet site, http://www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Michael L. McMullan, President and CEO, Bancshares of Florida, Inc., 1185 Immokalee Road, Naples, Florida 34110 (239) 254-2100), or to Thomas E. Lunak, President and CEO, Horizon Financial Corp., 1851 NW 125th Avenue, Suite 100, Pembroke Pines, Florida 33028 (954) 443-5210.

Bancshares and Horizon, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective shareholders in connection with the combination. Information about the directors and executive officers of Bancshares and their ownership of Bancshares common stock is set forth in the proxy statement, dated April 10, 2003, for Bancshares’ 2003 annual meeting of shareholders, as filed with the SEC on Schedule 14A. Information about the directors and executive officers of Horizon. and their ownership of Horizon common stock may be obtained, without charge, by calling Thomas E. Lunak at (954) 443-5210. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

***PRESS RELEASE FOLLOWS***

PRESS RELEASE

[BANCSHARES OF FLORIDA, INC. LOGO]

Bancshares of Florida, Inc. Signs Definitive Agreement

to Acquire Horizon Financial Corporation

NAPLES, FL, December 187/PR Newswire-First Call—Bancshares of Florida, Inc. (Nasdaq SmallCap: BOFL), a $225.5-million-asset bank holding company based in Naples, Florida, and Horizon Financial Corporation, the parent of an $87.4-million-asset federal savings bank based in Pembroke Pines, Florida, have today jointly announced that they have signed a definitive merger agreement whereby Bancshares would acquire all the outstanding shares of Horizon in a stock-for-stock exchange of shares. The transaction, approved by the boards of directors of both companies, requires regulatory approval and approval of shareholders of both companies. Based on the closing price of Bancshares common stock on December 16, 2003, the merger consideration would equal approximately $10.8 million or $10.81 per share of Horizon. The transaction, approved by the directors of both companies, still requires regulatory and shareholder approval. Bancshares anticipates closing the transaction by the end of the second quarter of 2004.

Bancshares President, Michael L. McMullan, stated, “This merger will represent Bancshares’ first acquisition after establishing two de novo bank subsidiaries and a trust company since commencing our operations. The transaction is expected to be immediately accretive to earnings per share and accomplishes important strategic and financial objectives. Horizon will more than double our presence in Broward County, one of the fastest growing markets in the United States. It allows us to expand into a new and important line of business, mortgage banking, further complementing our services to our target market of businesses, entrepreneurs, and professionals. It also enables us to accelerate the opening of our Boca Raton bank subsidiary by utilizing Horizon’s existing charter.”

McMullan went on to state, “Horizon Financial customers will be introduced to Bancshares’ commitment and dedication to providing the highest quality of banking services possible, without losing sight of the warm, neighborly banking ethic that has become the cornerstone of Horizon. Florida Trust Company will also offer Horizon customers our brand of private banking, which includes a full range of investment counseling, cash management, trust and estate services. This transaction represents another important step this year in the implementation of our strategic plan, evidenced by the opening of a loan production office in September in Tampa, Florida, in anticipation of further expansion into that market in 2004.”

Horizon Financial Corporation’s President and Chief Executive Officer, Thomas E. Lunak, stated, “The merger with Bancshares will provide our customers and shareholders with the financial resources of one of Florida’s up-and-coming bank holding companies. Bancshares being listed on the Nasdaq SmallCap Market will also provide our shareholders with greater liquidity. This transaction will additionally provide an opportunity for our employees to advance within a progressive organization.”

Following the merger, Horizon Bank will operate as a wholly-owned subsidiary of Bancshares and retain its separate bank charter. The plan is to relocate the subsidiary to Boca Raton to create an independent community bank operation similar to Bancshares’ other banking subsidiaries. The mortgage operations of Horizon will be used to establish a mortgage division at the holding company to originate and service residential mortgage loans at all of Bancshares’ subsidiary banks. Horizon’s branch location and much of the assets and liabilities will be transferred to Bank of Florida – Fort Lauderdale. As part of the merger, two members of Horizon Financial Corporation’s Board will be offered seats on Bancshares’ Board and the Board of Bank of Florida—Ft. Lauderdale.

The agreement calls for a tax-free exchange of Bancshares common stock at a fixed exchange, subject to the average closing price of Bancshares common stock. The per share merger consideration will be one share of Bancshares common stock for one share of Horizon common stock, if Bancshares’ average closing price is between $11.00 and $16.00 per share for the 20 days preceding the closing. If the average closing price is greater than $16.00, the exchange would be adjusted to be equal to $16.00 per share divided by the average closing price, or less than one-for-one. If the average closing price is less than $11.00, Bancshares will have the option to adjust the exchange rate by increasing the share consideration. Bancshares anticipates issuing 749,683 shares, assuming Bancshares’ average closing price is between $11.00 and $16.00 per share. Based on the closing price of Bancshares common stock on December 17, 2003 of $14.00 per share, the merger consideration would equal approximately $11.0 million.

Horizon Financial Corporation, the parent company of Horizon Bank, FSB, operates from its headquarters at 1851 N.W. 125th Avenue and branch office at 2000 N. Flamingo Road, both in Pembroke Pines, Florida. Horizon Bank is a federally-chartered savings bank, which was founded in 1999. Horizon Bank provides financial services to individuals, small businesses and professional associations in West Broward County.

As of September 30, 2003, Horizon Bank had $87.4 million in assets, $71.1 million in deposits, $75.5 million in loans and $5.8 million in equity. For the nine months ended September 30, 2003, net income was approximately $183,000. During the third quarter of 2003, Horizon took strategic initiatives, including the implementation of an internet-based underwriting decision engine, which are expected to reduce costs by approximately $300,000 annually.

As of December 16, 2003, Bancshares of Florida, a Florida-based multi-bank holding company headquartered in Naples, Florida, had $225.5 million in consolidated assets. ItBancshares of Florida is the parent company of Bank of Florida, N.A with $166.370 million in assets and Florida Trust Company, with assets under advisement of $130 million, both based in Naples, Florida, and Bank of Florida—Ft. Lauderdale with $63.166 million in assets. Bancshares common stock is listed on the Nasdaq SmallCap Market under the symbol “BOFL”.

Following the merger, Horizon Bank will operate as a wholly-owned subsidiary of Bancshares and retain its separate bank charter. The plan is to relocate the subsidiary to Boca Raton to create an independent community bank operation similar to Bancshares’ other banking subsidiaries. The mortgage operations of Horizon will be used to establish a mortgage division at the holding company to service mortgage originations at all of Bancshares’ subsidiary banks. The branch location and much of the assets and liabilities will be transferred to Bank of Florida – Fort Lauderdale.

The merger would represent Bancshares’ first acquisition, after establishing two de novo bank subsidiaries and its trust company and is expected to be immediately accretive to earnings per share. “This acquisition accomplishes important strategic and financial objectives, stated Bancshares President Michael McMullan. “Horizon will more than double our presence in Broward County, one of the fastest growing markets in the United States. It allows us to expand into a new and important line of business, mortgage banking, and it also allows us to accelerate the opening of our Boca Raton bank subsidiary by utilizing Horizon’s existing charter”, McMullan said. He went on to state that “Horizon Financial customers will be introduced to Bancshares’ commitment and dedication to providing the highest quality of banking services possible, without losing sight of the warm neighborly banking ethic that has become the cornerstone of Horizon. Florida Trust Company will also offer Horizon customers our brand of private banking, which includes a full range of investment counseling, cash management, trust and estate services.”

Horizon Financial Corporation’s President and Chief Executive Officer Thomas E. Lunak. Stated “The merger with Bancshares will provide our customers and shareholders with the financial resources of one of Florida’s up and coming bank holding companies. Bancshares being listed on the NASDAQ SmallCap Market will also provide our shareholders with greater liquidity. This transaction will provide an opportunity for our employees to advance within a progressive organization,” added President Lunak.

As part of the merger, two members of Horizon Financial Corporation’s Board will be offered seats on Bancshares’ Board and the Board of Bank of Florida—Ft. Lauderdale.

This press release may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements might address statements that involve significant risk, uncertainties, estimates and assumptions made by management. Actual results could differ materially from the projections. Please refer to Bancshares’ filings with the Securities and Exchange Commission for a summary of important factors that could effect Bancshares’ forward-looking statements. Bancshares undertakes no obligation to revise these statements following the date of this press release.

The foregoing may be deemed to be offering materials of Bancshares in connection with Bancshares’ proposed acquisition of Horizon Financial Corporation, on the terms and subject to the conditions in the Agreement and Plan of Merger dated December 17, 2003, between Bancshares and Horizon Financial.

Bancshares and Horizon Financial shareholders and other investors are urged to read the Proxy Statement/Prospectus that will be included in the Registration Statement on Form S-4, which Bancshares will file with the Securities and Exchange Commission in connection with the proposed merger, because it will contain certain information about Bancshares, Horizon Financial, the merger, the solicitation of proxies in the merger and the interest in the merger and related matter.

After it is filed with the Securities and Exchange Commission, the Proxy Statement/ Prospectus will be available for free both on the Securities and Exchange Commission website (http://www.sec.gov) and from Bancshares as follows:

Corporate Secretary of Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, Florida 34110

(954) 653-2064

***END OF RELEASE***

THE FOLLOWING SPEAKING POINTS MAY BE USED BY BANCSHARES OF

FLORIDA, INC. FROM TIME TO TIME IN MEETINGS OR PHONE CONFERENCES

WITH INVESTORS, ANALYSTS AND OTHERS

Acquiring Horizon Financial Corp. enables Bancshares of Florida to:

•	Establish a mortgage division to service Bancshares’ banking subsidiaries.

•	Partner with a management team with extensive experience in mortgage banking.

•	Utilize an existing, streamlined mortgage banking platform more profitably due to stronger loan originations

•	Expand into an attractive West Broward Market, Pembroke Pines

•	Use the banking charter to open a bank in Boca Raton

With Bancshares of Florida’s acquisition of Horizon Financial Corp.:

•	Earnings per share are expected to be accretive in 2004 and beyond.

•	Benefits to earnings per share in 2004 are based on an attractive exchange ratio and expense reductions already realized.

•	Earnings growth should be enhanced as greater mortgage volume is supported by the existing mortgage operation.

•	While significant cost savings have already been realized, the potential for additional cost savings remains.

•	The acquisition is very accretive to book value and only slightly dilutive to tangible book value.

Transaction Summary

•	Horizon Financial Corp. (“Horizon”) has agreed to be acquired by Bancshares of Florida, Inc.( “Bancshares”).

•	Price per share based upon the closing price of Bancshares common stock on December 16, 2003: $14.00.

•	Stock for stock exchange, no cash option.

•	Horizon’s common stock has not traded since the May, 2003 stock offering, when the shares were sold for $7.00 per share.

•	Average Bancshares closing price for the 20 business days ended December 17, 2003 was $13.58.

•	Structure: Tax-free reorganization.

•	Expected Closing: End of Q2 or early Q3, 2004.

•	The latest date the transaction may be consummated: September 30, 2004.

•	Termination Right: Horizon can terminate the agreement immediately prior to the effective date of the merger if Bancshares’ average 20 day stock price is less than $11.00 unless Bancshares agrees, on or before the closing date, to set the exchange ratio at the quotient obtained by dividing $11.00 by the average closing price. Bancshares may terminate the agreement, if the result of the following equation exceeds 10% of the shares of Horizon common stock outstanding immediately prior to the closing.

(1)	the number of shares for which Horizon shareholders elect dissenters’ rights, plus

(2)	the number of shares that would result from the quotient of: (A) the aggregate amount of cash paid to the holders of the Horizon stock options and Horizon stock purchase warrants divided by (B) the quotient of: (i) the average closing price, divided by (ii) the exchange ratio.

Horizon may terminate the agreement if Horizon has received a superior proposal and Bancshares has not agreed to meet the terms of the superior proposal within 15 days of receipt of a notice of such proposal from Horizon.

•	Termination Fee: In the event of a termination of the agreement, other than by mutual consent, failure to mutually renew on or before September 30, 2004, or in the event dissenting shares plus option and warrant shares exceed 10% of Horizon’s common stock outstanding, or for failure to receive regulatory approval, the terminating party must pay a termination fee of up to $200,000 for actual expenses, $250,000, or $500,000 depending upon the circumstances of the termination.

•	Miscellaneous: Due diligence completed by Bancshares and Horizon. Subject to shareholder and regulatory approval.